82-2441

RECEIVED

2004 APR 29 A 11:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04024732

SUPPL

KELSO TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2004

(unaudited – see Notice to Reader)

PROCESSED

MAY 04 2004

THOMSON FINANCIAL

Steingarten Schechter & Co.

Steingarten Schechter & Co.

An Independent Member Of Baker Tilly International

Chartered Accountants

410 - 650 West Georgia Street, P.O. Box 11588, Vancouver, British Columbia V6B 4N8 Phone: (604) 606-1588 Fax: (604) 633-1606
1600 - 220 Portage Avenue, Winnipeg, Manitoba R3C 0A5 Phone: (204) 956-1011 Fax:(204) 949-1411

NOTICE TO READER

We have compiled the Balance Sheet of KELSO TECHNOLOGIES INC. as at February 29, 2004 and the Statements of Operations and Deficit and Cash Flows for the six months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these financial statements may not be appropriate for their purposes.

"Steingarten Schechter & Co."
Chartered Accountants

March 26, 2004
Vancouver, British Columbia

KELSO TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEET

(unaudited - see Notice to Reader)

	February 29, 2004	August 31, 2003
ASSETS		
Current:		
Cash	$ 147,445	$ 128,627
Goods and Services Tax Receivable	630	1,083
	$ 148,075	$ 129,710
Equipment, at cost less accumulated amortization of $21,769 (August 31, 2003 - $20,731)	7,100	8,137
	$ 155,175	$ 137,847
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 16,106	$ 45,294
Funds advanced for share subscription	-	117,465
	$ 16,106	$ 162,759
SHAREHOLDER'S EQUITY (DEFICIT)		
Share Capital:		
Authorized:		
100,000,000 common shares, without par value		
100,000,000 Class "A" preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class "A" convertible, voting, preference shares, Series I		
Issued and fully paid:		
40,568,974 common shares	$ 6,505,306	$ 6,014,168
62,650 Class "A" convertible preference shares, Series I	62,650	62,650
	$ 6,567,956	$ 6,076,818
Deficit (page 3)	(6,428,887)	(6,101,730)
	$ 139,069	$ (24,912)
	$ 155,175	$ 137,847

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

(unaudited – see Notice to Reader)

	Three Months Ended February 29, 2004	Three Months Ended February 28, 2003	Six Months Ended February 29, 2004	Six Months Ended February 28, 2003
Revenue	$ -	$ -	$ -	$ -
Expenses:				
Accounting and legal	$ 32,147	$ 39,111	$ 70,045	$ 42,479
Advertising	164	279	352	879
Amortization	518	692	1,037	1,242
Automobile	1,950	1,950	3,931	4,162
Bank charges and interest	534	565	693	784
Consulting	8,000	24,674	41,175	58,406
Investor relations	10,545	4,675	10,545	14,675
License and fees	11,254	2,241	13,493	5,793
Management fees	33,000	20,550	66,000	41,100
Office	4,637	2,063	15,283	4,504
Rent	2,528	2,529	5,055	5,056
Telephone	1,531	1,980	2,970	3,752
Travel and promotion	457	4,203	9,975	9,482
	$ 107,265	$ 105,512	$ 240,554	$ 192,314
Loss before undernoted	$ (107,265)	$ (105,512)	$ (240,554)	$ (192,314)
Interest income	359	189	486	453
Research and development costs	(57,686)	(88,931)	(87,089)	(137,840)
Net loss for the period	$ (164,592)	$ (194,254)	$ (327,157)	$ (329,701)
Deficit, beginning of period	(6,264,295)	(5,627,644)	(6,101,730)	(5,492,197)
Deficit, end of period	$ (6,428,887)	$ (5,821,898)	$(6,428,887)	$(5,821,898)

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited – see Notice to Reader)

	Three Months Ended February 29, 2004	Three Months Ended February 28, 2003	Six Months Ended February 29, 2004	Six Months Ended February 28, 2003
Cash flows from (used in) operating activities				
Net loss for the period	$ (164,592)	$ (194,254)	$ (327,157)	$ (329,701)
Add: items not affecting cash				
- amortization	518	692	1,037	1,242
	$ (164,074)	$ (193,562)	$ (326,120)	$ (328,459)
Changes in other non-cash items				
Goods and Services Tax receivable	857	(1,259)	453	242
Accounts payable and accrued liabilities	2,974	116,139	(29,188)	84,031
	$ (160,243)	$ (78,682)	$ (354,855)	$ (244,186)
Cash flows used in investing activities				
Acquisition of equipment	$ -	$ (2,798)	$ -	$ (2,798)
Cash flows from (used in) financing activities				
Funds advanced for share subscription	$ (24,277)	$ -	$ (117,465)	$ -
Issuance of common shares	112,461	8,415	491,138	215,562
	$ 88,184	$ 8,415	$ 373,673	$ 215,562
Increase (decrease) in cash during the period	$ (72,059)	$ (73,065)	$ 18,818	$ (31,422)
Cash, beginning of period	219,504	134,135	128,627	92,492
Cash, end of period	$ 147,445	$ 61,070	$ 147,445	$ 61,070

KELSO TECHNOLOGIES INC.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2004

(unaudited – see Notice to Reader)

1. Basis of Operations

The accompanying financial information reflects the same accounting policies and methods of applications as the audited consolidated financial statements for the year ended August 31, 2003. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles because certain information included in the audited consolidated financial statements for the year ended August 31, 2003 has not been included in this report. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's Annual Report.

KELSO TECHNOLOGIES INC.

QUARTERLY REPORT

SCHEDULE B

Six Months Ended February 29, 2004

1. No deferred costs were incurred during the period.

2. Related Party Transactions:

Related parties are directors and officers, companies controlled by the directors and a company whose principal is an officer of the company.

The following summarizes the company's related party transactions for the period:

Consulting	$	34,500
Management fees	$	66,000
Rent	$	5,055
Legal	$	53,891
Licences and fees	$	3,645
Research and development costs	$	74,500

These transactions are in the normal course of operations and are measured at the exchange amounts, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable are $12,635 to related parties.

3. a) Summary of Securities Issued During the Period:

Date	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration
09/08/03	Common	Private Placement	1,333,301	$0.10	$ 133,330	Cash
09/18/03	Common	Exercise of Warrants	30,000	$0.10	$ 3,000	Cash
09/24/03	Common	Exercise of Warrants	50,000	$0.10	$ 5,000	Cash
09/29/03	Common	Exercise of Warrants	60,000	$0.10	$ 6,000	Cash
09/29/03	Common	Private Placement	75,000	$0.10	$ 7,500	Cash
10/02/03	Common	Exercise of Warrants	1,000,000	$0.10	$ 100,000	Cash

10/16/03	Common	Exercise of Options	20,000	$0.10	$ 2,000	Cash
10/28/03	Common	Exercise of Warrants	48,280	$0.10	$ 4,828	Cash
10/28/03	Common	Exercise of Warrants	482,740	$0.10	$ 48,274	Cash
11/05/03	Common	Exercise of Warrants	25,000	$0.10	$ 2,500	Cash
11/17/03	Common	Exercise of Warrants	150,000	$0.12	$ 18,000	Cash
11/20/03	Common	Exercise of Options	120,000	$0.13	$ 15,600	Cash
11/26/03	Common	Exercise of Options	145,529	$0.10	$ 14,553	Cash
11/26/03	Common	Exercise of Options	164,471	$0.11	$ 18,092	Cash
12/23/03	Common	Private Placement	797,728	$0.11	$ 87,750	Cash
12/29/03	Common	Exercise of Options	80,000	$0.13	$ 10,400	Cash
12/29/03	Common	Exercise of Options	101,076	$0.11	$ 11,118	Cash
12/29/03	Common	Exercise of Options	31,924	$0.10	$ 3,192	Cash

b) Stock options granted during the period:

Date	Number of Shares	Name	Exercise Price	Expiry
12/29/03	50,000	Brian Hay	$0.10	12/29/08
12/29/03	168,500	Barry LaCroix	$0.10	12/29/08
12/29/03	95,455	Bryce D. Stewart	$0.10	12/29/08
12/29/03	724,422	Stephen Grossman	$0.10	12/29/08
12/29/03	328,500	John Carswell	$0.10	12/29/08

c) Warrants granted during the period:

Date	Number of Warrants	Exercise Price	Expiry
12/23/03	797,728	$0.14	12/23/05

4. a) Share Capital:

Authorized:

100,000,000 Class "A" preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class "A" convertible, voting preference, Series 1

100,000,000 common shares without par value

b) Issued and Fully Paid:

40,568,974 common shares

62,650 Class "A" convertible, voting preference shares, Series 1

c) Summary of Options, Warrants and Convertible Securities:

i) Stock Options Outstanding at February 29, 2004

Number of Shares	Exercise Price	Expiry Date
810,925	$0.10	March 3, 2005
56,647	$0.10	April 18, 2005
282,645	$0.10	October 6, 2005
98,257	$0.10	November 22, 2006
745,875	$0.10	September 4, 2007
206,071	$0.10	November 4, 2007
20,000	$0.13	March 28, 2008
238,500	$0.10	March 28, 2008
1,366,877	$0.10	December 29, 2008

ii) Warrants Outstanding at February 29, 2004

Number of Shares	Exercise Price	Expiry Date
143,750	$0.23	January 5, 2005
74,832	$0.35	January 5, 2005
19,000	$0.29	January 10, 2005
10,333	$0.35	January10, 2005
38,750	$0.23	April 3, 2005
75,000	$0.16	April 23, 2004
200,000	$0.12	May 8, 2004
3,500	$0.30	June 10, 2004
1,018,880	$0.10	October 28, 2004
3,500	$0.35	November 23, 2004
834,088	$0.15	May 21, 2005
187,500	$0.16	July 2, 2005
1,249,651	$0.11	September 4, 2005
75,000	$0.11	September 28, 2005
797,728	$0.14	December 23, 2005

d) Escrowed Shares

750,000 common shares issued at $0.01 per share are held in escrow.

5. List of Directors

John Carswell
Stephen Louis Grossman
Bryce Stewart

List of Officers

Stephen L. Grossman – President and CEO
John Carswell – Vice President, Business Development, Corporate Communications and Marketing
D. Brian Hay – Vice President, Corporate Affairs and Development
Barry LaCroix – Vice President of Engineering
Harley D. Sinclair – Secretary

KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION

SCHEDULE C

Six Months Ended February 29, 2004

Description of Business

The Company is in the process of developing various types of pressure relief valves that are initially designed to be installed on railroad tank cars. The Kelso JS75 SRV is Kelso's first patented pressure relief valve that is an external valve which has specific advantages over the current class of internal pressure relief valves.

The JS75 SRV falls under the regulations of the Association of American Railroads ("AAR"). The AAR is the self-governing body for the railroad industry in North America, which requires certain products including the JS75 SRV to be installed on railroad tank cars and satisfactorily complete a service trial prior to commercialization.

In order to enter the service trial, the Company must install a JS75 SRV on thirty tank cars. Under a signed Agreement dated September 5, 2001, with Terra International, Inc., Kelso has concluded installing all thirty Kelso JS75 SRV valves on their leased Union Tank cars as of March 15, 2002. These cars are now traveling throughout all of North America.

On November 14, 2003, Kelso completed the final year of the two years required AAR Service Trial. The Company is pleased to report that over the two years, the service trial cars accumulated approximately 4 million miles. The AAR required mileage for the service trial cars was only 275,000 miles. Thereby Kelso substantially exceeded the AAR requirements. In January of 2004, Kelso met with an AAR Observer at an independent AAR certified railroad repair facility and conducted the required AAR teardown of five Kelso JS75 SRV valves that were in the service trial. Once the successful teardown was completed, Kelso submitted a package to the Director of the AAR Tank Car Committee for the committee's review and approval. On February 23, 2004, Kelso announced that the AAR had given approval for the Kelso JS75 SRV Pressure Relief Valve to be used on 75 pound general purpose tank cars traveling throughout North America carrying both hazardous and non-hazardous commodities. The approval also ended the two year AAR Service Trial.

On October 7, 2003, Kelso announced that it had signed an agreement with the investment banking firm of Goldsmith-Agio-Helms (GAH) to assist Kelso in securing additional growth capital. GAH represents hundreds of middle-market businesses owned by prominent entrepreneurs, private equity groups, Fortune 500 companies and other public and private companies in a broad range of industries. The firm operates internationally from its offices in Minneapolis, New York, Chicago, Los Angeles, Naples (Florida) and London, England.

GAH provides financial advisory services to middle market businesses, typically ranging in size from US$25 Million to US$500 Million. In raising capital through private placements for its clients, the firms principals have negotiated and closed transactions ranging from US$5 Million to US$1 Billion (Source:www.agio.com). Since Kelso would not normally qualify for such a highly respected investment firm, Kelso is very grateful GAH understood the type of future Kelso might have in the coming years and chose to assist Kelso in its financial goals.

Since the middle of November, Agio has been in contact with several potential candidates to assist Kelso in its quest to commercialize the JS75 SRV Pressure Relief Valve. The process included Agio sending out solicitation letters and followed the letters up with phone calls. From those showing an interest, Agio forward on to them a professionally printed Executive Summary Book describing Kelso's history, its product and provided market information along with potential sales opportunities. Agio is now in the process of arranging face-to-face meetings with those companies interested in discussing a possible strategic alliance between Kelso and the interested parties.

On February 27, 2004 Kelso held its Annual General Meeting (AGM). Approximately 17 individuals attended the meeting which for Kelso was a record. Normally Kelso sees 3 to 4 people at any one of its AGM's. This year was especially important to due to several issues on the proxy. Some of the issues included a Shareholders Rights Plan in the event of a hostile takeover to hopefully protect our shareholders, a Severance Package for two of Kelso's Officers, extending my term as a director in Kelso from one year to three years after this AGM for consistency and extending my Escrow Shares for six years under the new TSX Venture Exchange Escrow policy. I am pleased to report that approximately 16,500,000 shares were voted which is an all time record. All of the issues were overwhelmingly approved by the shareholders. Some of these issues will require TSX Venture Exchange approval. Once approval has been granted, Kelso will make a news release for public consumption.

Discussion of Operations, Financial Condition and Milestones

Liquidity and Solvency

During the six months ended February 29, 2004, the company had no revenues and incurred $315,054 in general and administrative expenses. The major expenditures during the period were as follows:

Accounting and legal	$	70,045
Management fees	$	66,000
Consulting	$	41,175
Research and development costs	$	87,089

Audit and accounting fees for the period totaled $2,500. Legal fees of 53,891 are due to the law firm of Godhino Sinclair Shields (one of the principals of which is Harley Sinclair, the Company's Corporate Secretary) for general legal matters. $11,699 in legal fees related to patent work on the JS75 SRV.

Subsequent Events

On March 10, 2004, the TSX Venture Exchange gave its approval regarding the Shareholder Rights Plan as mentioned above.

On March 12, 2004, Kelso announced that the TSX Venture Exchange had approved the six year Escrow distribution plan as mentioned above.

On March 15, 2004, Kelso announced it now has in its possession 13 patents covering various countries around the world with an additional 8 patents still pending. This is important to help protect Kelso's JS SRV product line as it enters various worldwide markets.

If you have any questions, please feel free to contact Kelso at 1-604-878-7600 or 1-866-535-7685 (Toll Free).

Kelso thanks you...

Stephen L. Grossman, President and CEO
Kelso Technologies Inc.